Exhibit 99.1

Tufin Provides Business Update Related to COVID-19

Provides Preliminary Select First Quarter 2020 Results; Withdraws Guidance for Full Year 2020
First-Quarter 2020 Financial Results to be reported on May 12, 2020

BOSTON & TEL AVIV, Israel--(BUSINESS WIRE)-- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today provided a business update related to the impact of COVID-19.

Based on preliminary information, Tufin currently expects to report the following first quarter 2020 preliminary unaudited results:

•	Total revenue in the range of $21.0 million to $21.3 million, compared to the company’s previous guidance of total revenue in the range of $23.0 million to $26.0 million.

•	Non-GAAP operating loss in the range of $13.0 million to $13.8 million, compared to the company’s previous guidance of non-GAAP operating loss in the range of $10.5 million to $13.0 million.

Tufin had cash, cash equivalents and restricted cash as of March 31, 2020 of approximately $120.5 million and no debt.

“Given our perpetual license business model and the normal back-end loaded nature of our quarterly closing process, we closed the majority of our first quarter deals in the last two weeks of March at the same time that global uncertainty related to COVID-19 was sharply escalating,” said Ruvi Kitov, co-founder and CEO of Tufin. “Inevitably, some customers delayed purchases as their focus, like ours, shifted to the health and safety of their employees along with executing complex business continuity plans.”

“Given the uncertainty around the impact of COVID-19 going forward, we are withdrawing the financial guidance we provided for the full year 2020,” said Jack Wakileh, CFO. “Despite the negative impact of COVID-19, Tufin remains fundamentally strong with a significant cash balance and no debt.  We have always been prudent with our capital and remain committed to managing investments with a close eye on balancing revenue and expenses. As a result, we are currently reviewing all aspects of our operations and cost structure with a focus on positioning the company to emerge strong when economic conditions improve, while maintaining the high levels of support and satisfaction that our customers expect.”

“While the current environment is challenging, Tufin’s products are critical to helping customers improve network security and do more with less through automation, both of which are vitally important today,” said Kitov.  “Our competitive advantages, along with our strong balance sheet and experienced management team, position us well to manage through this crisis and I remain optimistic about the substantial long-term opportunity ahead of us.  I’m proud of all Tufin employees for pulling together to help our customers in an unprecedentedly difficult operating environment and I’m thankful for everyone’s hard work.”

The company plans to report its full financial results for the first quarter 2020 prior to the market open on May 12, 2020.  In conjunction with this report, the company will host a conference call at 8:30 a.m. Eastern Time on May 12, 2020 to discuss the company’s results and its business outlook. To participate in the call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 7394077. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 7394077. An archived webcast of this conference call will be available on the investor relations section of the company’s website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measure

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense as well as certain non-recurring costs that are not representative or indicative of our ongoing operations, the Company believes that providing non-GAAP operating profit (loss) allows for more meaningful comparisons of its operating results from period to period. This non-GAAP financial measure is an important tool for financial and operational decision-making and for evaluating the Company’s operating results over different periods.

Tufin defines non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense and one-time expenses associated with reorganization in of one of our subsidiaries.

Other companies, including companies in Tufin’s industry, may calculate non-GAAP operating profit (loss) differently or not at all, which reduces the usefulness of this non-GAAP financial measure for comparison. You should consider this non-GAAP financial measure along with other financial performance measures, including operating profit (loss), and Tufin’s financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measure to the comparable U.S. GAAP financial measure, and not to rely on any single financial measure to evaluate its business.

Tufin has not provided a reconciliation of this estimated non-GAAP financial measure to its comparable GAAP financial measure because it could not produce the corresponding GAAP financial measure by the date of this press release without unreasonable effort. Tufin believes the information provided is useful to investors for evaluating its operating results over different periods and can be considered together with its historical disclosures of this measure. GAAP results and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure will be presented in connection with Tufin’s press release reporting full financial results for the first quarter 2020 scheduled to be released prior to the market open on May 12, 2020.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2020. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations Contact:
Ryan Burkart
investors@tufin.com

Media Contact:
Dan Gaffney
fama PR for Tufin
(617) 986-5036
tufin@famapr.com